SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Alere Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

01449J105

(CUSIP Number)

Mintz, Levin, Ferris, Cohn, Glovsky and Popeo, P.C.

Attn: Richard R. Kelly, Esq.

One Financial Center

Boston, MA 02111

(617) 542-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2014

(Dates of Event Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 01449J105		13D

1	Name of Reporting Person Ron Zwanziger I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,106,393

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,106,393

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,106,393

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.74%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Janet M. Zwanziger I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,106,393

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,106,393

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,106,393

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.74%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2004 Irrevocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 224,276

	8	Shared Voting Power 0

	9	Sole Dispositive Power 224,276

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,276

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.27%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2012 Irrevocable Family Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 472,193

	8	Shared Voting Power 0

	9	Sole Dispositive Power 472,193

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 472,193

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.57%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family 2009 Irrevocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 122,186

	8	Shared Voting Power 0

	9	Sole Dispositive Power 122,186

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,186

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.15%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Zwanziger Family Ventures LLC I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,466,696

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,466,696

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,466,696

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.77%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person The Ron Zwanziger Family Trust-1990 I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 191,830

	8	Shared Voting Power 0

	9	Sole Dispositive Power 191,830

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 191,830

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.23%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person Ron Zwanziger 2004 Revocable Trust I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization Not applicable

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 580,201

	8	Shared Voting Power 0

	9	Sole Dispositive Power 580,201

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 580,201

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.70%

14	Type of Reporting Person OO

CUSIP No. 01449J105		13D

1	Name of Reporting Person David Scott, Ph.D. I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 202,239

	8	Shared Voting Power 0

	9	Sole Dispositive Power 202,239

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 202,239

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.24%

14	Type of Reporting Person IN

CUSIP No. 01449J105		13D

1	Name of Reporting Person Jerome F. McAleer, Ph.D. I.R.S. Identification Nos. of Above Persons (Entities Only)

2	Check the Appropriate Box if a Member of The Group
	(a)	☒
	(b)	☐ Joint Filing

3	SEC Use Only

4	Source of Funds PF/OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 152,983

	8	Shared Voting Power 0

	9	Sole Dispositive Power 152,983

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,983

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.18%

14	Type of Reporting Person IN

The following constitutes Amendment No. 2 (this “Amendment”) to the Schedule 13D filed on September 15, 2014 by Ron Zwanziger, Janet M. Zwanziger, Zwanziger Family 2004 Irrevocable Trust, Zwanziger Family 2012 Irrevocable Family Trust, Zwanziger Family 2009 Irrevocable Trust, Zwanziger Family Ventures LLC, The Ron Zwanziger Family Trust-1990, Ron Zwanziger 2004 Revocable Trust, David Scott, Ph.D and Jerome F. McAleer, Ph.D. (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on September 18, 2014 (“Amendment No. 1”).

The information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated and/or supplemented by information contained in this Amendment and in Amendment No. 1. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e)                                  The Reporting Persons ceased to be beneficial owners of five percent or more of the Issuer’s common stock on September 30, 2014 upon the expiration of the Zwanziger Options, McAleer Options and Scott Options.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2014	By:	/s/ Ron Zwanziger
Ron Zwanziger

Dated: October 7, 2014	By:	/s/ Janet M. Zwanziger
Janet M. Zwanziger

Dated: October 7, 2014	Zwanziger Family 2004 Irrevocable Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: October 7, 2014	Zwanziger Family 2012 Irrevocable Family Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: October 7, 2014	Zwanziger Family 2009 Irrevocable Trust

	By:	/s/ Orit Goldstein, Trustee

Dated: October 7, 2014	Zwanziger Family Ventures LLC

	By:	/s/ Ron Zwanziger
Its: Manager

Dated: October 7, 2014	The Ron Zwanziger Family Trust-1990

	By:	/s/ Orit Goldstein, Trustee

Dated: October 7, 2014	Ron Zwanziger 2004 Revocable Trust

	By:	/s/ Ron Zwanziger, Trustee

Dated: October 7, 2014	By:	/s/ David Scott, Ph.D.
David Scott, Ph.D.

Dated: October 7, 2014	By:	/s/ Jerome F. McAleer, Ph.D.
Jerome F. McAleer, Ph.D.